EXHIBIT TO ITEM 77I
Touchstone Tax-Free Trust
Terms of New or Amended Securities

Touchstone Ohio Tax Free Bond Fund, Y and Institutional
Class

The officers of Touchstone Tax-Free Trust are authorized and directed to issue and sell shares of beneficial interest of the Touchstone Ohio Tax Free Bond Fund, Class Y and Institutional shares, to the public. Each Class share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Declaration of Trust and the Multiple Class Plan
Pursuant to Rule 18f-3 of Touchstone Tax-Free Trust.

A description of each Class of shares of the Touchstone
Ohio Tax Free Bond Fund is incorporated by reference to the Post-Effective Amendment No. 81 to the Registration
Statement as filed with the SEC via EDGAR on August 30, 2016 (Accession No. 0000352667-16-000012).